Exhibit 99.2

BIOASIS TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

For the Years Ended February 28, 2022 and 2021

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Directors of Bioasis Technologies Inc.

Opinion

We have audited the consolidated financial statements of Bioasis Technologies Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at February 28, 2022 and 2021, and the consolidated statements of operations and comprehensive income (loss), changes in equity (deficiency) and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2022 and 2021, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Material Uncertainty Related to Going Concern

We draw attention to Note 2(d) of the accompanying consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information, which comprises the information included in the Company’s Management’s Discussion and Analysis to be filed with the relevant Canadian securities commissions. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors’ report is Herbert Wong.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

June 14, 2022

BIOASIS TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All Amounts Expressed in Canadian Dollars)

		February 28,	February 28,
	Notes	2022	2021

ASSETS
Current assets
Cash and cash equivalents	8	$1,730,766	$2,736,735
Accounts receivable	8	97,672	30,270
Prepaid expenses		278,284	291,973

Total current assets		2,106,722	3,058,978

Non-current assets
Property and equipment		216	4,635
Intangible assets	3	158,960	212,748

Total non-current assets		159,176	217,383

Total assets		$2,265,898	$3,276,361

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	$1,489,459	$1,843,467
Current portion of convertible debentures	13	1,500,000	-
Current portion of paycheck protection
program loan	14	-	55,704

Total current liabilities		2,989,459	1,899,171

Non-current liabilities
Derivative warrant liabilities	6	425,539	912,167
Conversion feature	6	366,499	-
Paycheck protection program loan	14	-	57,827
Convertible debentures	13	401,763	-

Total non-current liabilities		1,193,801	969,994

Total liabilities		4,183,260	2,869,165

EQUITY (DEFICIENCY)
Share capital	4	27,453,759	27,257,720
Contributed surplus		11,098,283	10,657,699
Accumulated other comprehensive income		184,563	185,652
Deficit		(40,653,967)	(37,693,875)

Total equity (deficiency)		(1,917,362)	407,196

Total liabilities and equity (deficiency)		$2,265,898	$3,276,361

Going concern	Note 2(d)
Contractual Commitments	Note 10
Subsequent events	Note 18

Approved on behalf of the Board:

/s/ Deborah Rathjen	/s/ John Curran

Deborah Rathjen, Director	John Curran, Director

The accompanying notes are an integral part of these consolidated financial statements

1

BIOASIS TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All Amounts Expressed in Canadian Dollars)

	Notes	Year Ended February 28, 2022	Year Ended February 28, 2021

Revenues
Research revenue	11	$37,725	$-
License revenue	11	-	4,078,129

Total revenues		37,725	4,078,129

Expenses
General and administrative		2,408,351	2,459,924
Research and development		1,226,155	1,238,122

Total operating expenses		3,634,506	3,698,046

(Loss) income before other income (expense)		(3,596,781)	380,083

Other income (expense)
Gain on sale of royalty rights	10	-	1,577,400
Forgiveness of PPP loan	14	111,397	-
Loss on sale of capital assets		(126)	(5,090)
Loss on settlements	17	(93,349)	(144,000)
Interest (expense) income		(654,208)	(145,061)
Foreign exchange loss		(39,477)	(242,111)
Loss on extinguishment of debentures	12	-	(244,064)
Change in estimated fair value of derivative warrants and conversion feature	6	1,312,452	(478,747)

Total other income		636,689	318,327

Net (loss) income		$(2,960,092)	$698,410

Other comprehensive (loss) income Items that may be reclassified to profit or loss Foreign currency translation adjustment		(1,089)	168,797

Comprehensive (loss) income		$(2,961,181)	$867,207

(Loss) earnings per share – Basic and diluted		$(0.04)	$0.01

Weighted average number of common shares outstanding		72,167,220	68,115,456

The accompanying notes are an integral part of these consolidated financial statements

2

BIOASIS TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

(All Amounts Expressed in Canadian Dollars)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Equity (Deficiency)

Balance, February 29, 2020	63,573,365	$25,418,095	$10,471,057	$16,855	$(38,392,285)	$(2,486,278)
Common shares issued for interest payment on 15% Debentures	155,976	28,077	-	-	-	28,077
Common shares issued for repayment of 15% Debentures	4,129,207	660,673	-	-	-	660,673
Common shares issued for interest payment on 7.5% Debentures	104,708	26,177	-	-	-	26,177
Common shares issued pursuant to private placement	400,000	192,192	-	-	-	192,192
Warrants exercised pursuant to the 7.5% Debentures	3,480,759	788,506	(92,354)	-	-	696,152
Common shares issued for settlement	300,000	144,000	-	-	-	144,000
Share-based compensation	-	-	278,996	-	-	278,996
Foreign currency translation adjustment	-	-	-	168,797	-	168,797
Net income	-	-	-	-	698,410	698,410
Balance, February 28, 2021	72,144,015	27,257,720	10,657,699	185,652	(37,693,875)	407,196
Share-based compensation	-	-	440,584	-	-	440,584
Common shares issued pursuant to private placement, net	770,000	196,039	-	-	-	196,039
private placement, net
Foreign currency translation adjustment	-	-	-	(1,089)	-	(1,089)
Net loss	-	-	-	-	(2,960,092)	(2,960,092)
Balance, February 28, 2022	72,914,015	$27,453,759	$11,098,283	$184,563	$(40,653,967)	$(1,917,362)

The accompanying notes are an integral part of these consolidated financial statements

3

BIOASIS TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All Amounts Expressed in Canadian Dollars)

	Year Ended February 28,	Year Ended February 28,
	2022	2021

OPERATING ACTIVITIES
Net (loss) income	$(2,960,092)	$698,410
Adjusted for items not affecting cash:
Depreciation of property and equipment	1,129	4,187
Change in estimated fair value of derivative warrant liabilities	(1,312,452)	478,747
Loss on sale of capital assets	126	5,090
Forgiveness of paycheck protection program	(111,397)	-
Amortization of intangible assets	53,788	56,299
Amortization of debt issuance and discounts	654,513	109,210
Loss on extinguishment of debentures	-	244,064
Loss on settlement	-	144,000
Share-based compensation	440,584	278,996
	(3,233,801)	2,019,003
Net changes in non-cash working capital items:
Accounts receivable	(67,039)	(16,906)
Prepaid expenses	178,362	(242,805)
Accounts payable and accrued liabilities	(513,027)	12,184
Deferred revenue	-	-
Net cash (used in) provided by operating activities	(3,635,505)	1,771,476

INVESTING ACTIVITIES
Proceeds from sale of capital assets	-	6,967
Net cash provided by investing activities	-	6,967

FINANCING ACTIVITIES
Debt issuance costs	(90,427)	-
Payment on convertible debentures	(375,000)	-
Proceeds from isuance of convertible debentures	2,905,000	-
Proceeds from issuance of common shares, net of costs	196,039	192,192
Proceeds from paycheck protection program loan	-	120,190
Repayment of 7.5% debentures	-	(696,152)
Proceeds from warrant exercise	-	696,152
Net cash provided by financing activities	2,635,612	312,382

Effects of exchange rate changes on cash and cash equivalents	(6,076)	69,539

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,005,969)	2,160,364

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,736,735	576,371

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,730,766	$2,736,735
Cash paid for interest	$-	$9,890
Cash paid for income taxes	$-	$-

Non-Cash Disclosures:
Payments of accounts payable with fixed asset	$3,112	$-
Prepaid expense included in accounts payable and accrued liabilities	164,622	-
Shares issued for 15% Debentures payment	-	660,673
Shares issued for accrued interest payment	-	54,254
Shares issued for settlement	-	144,000
Reallocation of warrants upon exercise	-	92,354

The accompanying notes are an integral part of these consolidated financial statements

4

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021
(All amounts expressed in Canadian dollars)

1.	INCORPORATION AND NATURE OF OPERATIONS

(a)	Incorporation

Bioasis Technologies Inc. ("Bioasis" or the "Company") was incorporated on November 3, 2006 under the British Columbia Business Corporations Act as W.R. Partners Ltd. and changed its name to Bioasis Technologies Inc. on March 27, 2008. The Company's shares are publicly traded on the TSX Venture Exchange under the symbol “BTI” and on the OTCQB International, a segment of the OTCQX marketplace in the U.S., under the symbol “BIOAF”. The Company’s registered office is Suite 200, 4170 Still Creek Drive, Burnaby, British Columbia V5C 6C6 and its head office is 157 Church Street, 19th Floor, New Haven, Connecticut, 06510.

(b)	Nature of Operations

Bioasis is a development stage biopharmaceutical company engaged in the research and development of products for the diagnosis and treatment of neurological diseases and disorders. The Company’s xB3 program describes its proprietary carrier, p97, and components thereof, to deliver therapeutics across the blood-brain barrier ("BBB").

2.	STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on June 14, 2022.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on an historical cost basis, except for certain assets and liabilities, which are measured at fair value as explained in Note 8 to these consolidated financial statements.

(c)	Functional and Presentation Currencies

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. The financial statements of the subsidiaries with functional currencies other than Canadian dollar are translated into Canadian dollars using period-end exchange rates for assets and liabilities, historical exchange rates for equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss), net of tax, in equity. Foreign currency transaction gains and losses are included in the results of operations in other income (expense).

(d)	Going Concern

As of February 28, 2022, the Company has an accumulated deficit of $40,653,967 and negative working capital of $882,737 and for the year ended February 28, 2022, had a net loss of $2,960,092 and cash flow used in operating activities of $3,635,505. Based on the Company’s current cash burn rate, the Company anticipates that its existing cash balance is sufficient to fund operations through approximately July 2022. These factors indicate the existence of a material uncertainty that may raise significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue operations is dependent upon its ability to obtain additional funding through licensing of its technology and collaboration agreements with upfront and milestone payments, research grant funding, the sale of common shares, warrants, loans or issuance of debt securities and other strategic alternatives, which could result in the significant dilution in the equity interest of existing shareholders. The Company is actively pursuing financing sources in order to fund operations. Further, the biotechnology industry is subject to rapid and substantial technological change that could reduce the marketability of the Company's technology.

5

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021
(All amounts expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(d)	Going Concern (continued)

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a forced liquidation. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

(e)	Significant Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires managements to make judgments, estimates and assumptions that affect application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates is pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

•	Recognition of license and research revenue.
•	Assessment of carrying value of intangible assets.
•	Determination of the fair value of the Company’s warrants and common shares issued in private placements and convertible debt financings, including derivative warrant liabilities and conversion features.
•	Estimates used in calculating share-based compensation.

(f)	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Basis of Consolidation

These consolidated financial statements include the financial statements of Bioasis Technologies Inc. and its wholly-owned subsidiaries, Bioasis Advanced Technologies Inc., Bioasis Biosciences Corporation and Bioasis Royalty Fund, LLC. Bioasis Advanced Technologies Inc. was incorporated in Canada and Bioasis Biosciences Corporation and Bioasis Royalty Fund, LLC were incorporated in the USA. Subsidiaries are entities over which the Company has control which is achieved when the Company is exposed, or has the rights, to variable returns from its involvement with the investee and has the ability to affect those returns through the Company’s power to govern. Accounting policies of the Company’s subsidiaries are consistent with the Company’s accounting policies and all intercompany transactions, balances, income and expenses are eliminated on consolidation.

Intangible Assets

Intangible assets acquired as part of a group of other assets are initially recognized and measured at cost less accumulated amortization and accumulated impairment losses. The cost of a group of intangible assets acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Costs incurred to establish and maintain patents for intellectual property developed internally are expensed in the period incurred. The costs of acquiring or licensing medical technology are capitalized.

6

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021
(All amounts expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f) Significant Accounting Policies (continued)

Intangible Assets (continued)

Intangible assets with finite useful lives are amortized over their estimated useful lives from the date they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Assets	Basis	Rate
Jeffries Patents and IP	Straight-line	15 years
Transcend Technology IP 2	Straight-line	20 years
License	Straight-line	10 years
Website	Straight-line	3 years

Impairment of Non-financial Assets

The carrying amounts of the Company’s non-financial assets are evaluated at each reporting date to determine whether there are any indications of impairment. If any such indications exist, then the asset’s recoverable amount is estimated. The recoverable amount of intangible assets with an indefinite useful life, intangible assets not available for use, or goodwill acquired in a business combination are measured annually whether or not there are any indications that impairment exists. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (“CGUs”), which represents the level at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGUs exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGUs is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Share-based Compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 5(a). The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The Company grants restricted share units to executive officers, directors, employees and consultants pursuant to a restricted share unit plan described in Note 5(b). The fair value of restricted share units granted is recognized as compensation cost over the vesting period with a corresponding increase in equity. The fair value of the restricted stock units is determined based upon the quoted market price of the Company’s shares on the date of grant.

Where the share options are awarded to employees, the fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black- Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of share options that are expected to vest.

7

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f) Significant Accounting Policies (continued)

Share-based Compensation (continued)

Where equity instruments are granted to parties other than employees, they are measured by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service. Compensation cost is recognized over the vesting period. Amounts related to the issuance of shares are recorded as a reduction of share capital.

Financial Instruments

Financial assets are initially measured at fair value plus, in the case of a financial asset not measured at fair value through profit and loss (“FVTPL”), transaction costs. Financial assets are subsequently measured at: (i) FVTPL; (ii) fair value through other comprehensive income (“FVOCI”) or (iii) amortized cost. The classification is based on whether the contractual cash flow characteristics represent “solely payments of principal and interest” as well as the business model under which the financial assets are managed.

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

Compound instruments are bifurcated and presented in the consolidated financial statements in their component parts. The equity component is assigned the residual amount after deducting from the fair value of the instrument, as a whole, the amount separately determined for the liability component.

The Company measures its cash and cash equivalents at FVTPL and its accounts receivable at amortized cost. The Company measures its accounts payable, debentures and loan at amortized cost and its derivative warrant liabilities at FVTPL.

Revenue Recognition

Research Revenue

The Company recognizes collaborative research revenues as services are rendered when the amount of revenue can be measured reliably, it is probable the economic benefits associated with the transaction will flow to the Company, and the stage of completion of the transaction and the costs incurred to complete the transaction can be measured reliably. Revenue from non-refundable contract fees where the Company has continuing involvement through research collaboration, is recognized ratably over the related research period. Payments received in advance of rendering research services are recorded as deferred revenue.

License Revenue

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon transfer of the license when the Company has no significant future performance obligations and collectability of the fees is reasonably assured. These licenses provide a right to use the Company’s intellectual property. Upfront payments received at the beginning of licensing agreements when the Company has significant future performance obligations are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed. These licenses provide a right to access the Company’s intellectual property. Where the Company has future performance obligations that are distinct, revenue from upfront payments is allocated to such performance obligations and recognized as they are satisfied.

Milestone payments associated with licenses, which are generally based on developmental or regulatory events, are forms of variable consideration and are only included in the transaction price when it is highly probable that a significant reversal will not occur when the uncertainty associated with the milestone is subsequently resolved. Therefore, milestone payments that do not meet the highly probable criteria are recognized as revenue when the milestones are achieved, collectability is assured, and when the Company has no significant future performance obligations in connection with the milestones. Sales-based royalty payments received in exchange for a license of intellectual property are recognized at the later of the subsequent sale or satisfaction of the related performance obligation.

8

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f)	Significant Accounting Policies (continued)

Research and Development Expenditures

Research expenditures, including pre-clinical expense contributions, are recorded in the period incurred. Product development expenditures are expensed in the period incurred unless the product candidate meets specific criteria related to technical, market and financial feasibility for deferral and amortization. The Company's policy is to amortize deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded. No product development expenditures have been deferred to date.

Government Assistance

Grant revenue is recognized when there is reasonable assurance of compliance with grant conditions and it is probable that the economic benefits of the grant will flow to the Company. Grant amounts received prior to compliance with grant conditions are initially recorded as deferred income. Grants received to directly offset expenses incurred for a specific project are credited to the expense on a systematic basis in the same periods in which the expenses are recognized.

Loan proceeds from the US Federal Payroll Protection Program (“PPP”), under the CARES Act, are contingent on the Company using at least 60% of the proceeds to fund payroll and benefit costs for the 24-week period immediately following the receipt of funds. Loans received under the CARES Act are accounted for as a financial liability until forgiveness is granted.

Cash and Cash Equivalents

The Company considers all highly liquid instruments, with minimal interest rate risk and having an initial term to maturity of three months or less at the time of issuance to be cash equivalents.

Foreign Currency Translation

The functional and reporting currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company's US subsidiaries is the US dollar, which is determined to be the currency of the primary economic environment in which the subsidiary operates.

Transactions which are denominated in foreign currencies are translated at exchange rates prevailing at the dates of the transaction. The carrying value of monetary assets and liabilities denominated in foreign currencies are adjusted at each consolidated statement of financial position date at the exchange rate at that date. Foreign currency differences arising on translation are recognized in profit or loss.

For subsidiaries that have functional currencies other than the Canadian dollar, assets and liabilities are translated at the closing rate at the reporting date, income and expenses are translated at average exchange rates for the period and all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments. On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to accumulate other comprehensive income. When a foreign operation is disposed, such exchange differences are recognized in profit or loss.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss) calculated in accordance with IFRS.

Earnings (Loss) per Share

Earnings (loss) per common share is calculated by dividing the net income (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted per share amounts adjust the figures used in the determination of basic share amounts to take into account the effect of outstanding options and warrants assuming the conversion of all dilutive potential ordinary shares.

9

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f)	Significant Accounting Policies (continued)

Earnings (Loss) per Share (continued)

For the year-ended February 28, 2022, diluted per share amounts do not differ from basic share amounts as the effect of outstanding options and warrants is antidilutive for the year.

Property and Equipment

Property and equipment are initially recorded at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Property and equipment depreciation is provided using the declining-balance method at the following annual rates:

Rate
Computer hardware	30%
Computer software	50%
Office equipment and furniture	20%
Leasehold improvements	Remaining term of lease

Residual values and useful economic lives are reviewed at least annually and are adjusted if appropriate at each reporting date. Subsequent expenditures relating to an item of property and equipment are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognized as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of comprehensive income (loss).

Leases

The Company leases offices space, which is typically made for a fixed period of under twelve months. Leases are recognized as a right-of- use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Leases may contain both lease and non-lease components. For leases of real estate, the Company has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

The Company entered has two leases both on a month-to-month basis, which under IFRS 16 qualifies as a short-term lease. The Company elected to apply this accounting treatment and therefore is not required to record a lease liability or right-of-use assets on the consolidated statement of financial position. Lease expense is recorded on a straight-line basis as an expense in profit or loss.

Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

(i)	Current income tax

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

10

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f)	Significant Accounting Policies (continued)

Income Taxes (continued)

(ii)	Deferred income tax (continued)

Deferred income tax is not recognized for the following temporary differences:

•	liabilities arising from initial recognition of goodwill for which amortization is not deductible for tax purposes;
•	liabilities arising from the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit; and
•	liabilities arising from undistributed profits from investments where the entity is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized.

(iii)	Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•	Where the sales tax included on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.
•	Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

Provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

Joint Arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has joint operations.

Joint Operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings. Details of the joint operations are set out in Note 11.

11

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION (continued)

(f)	Significant Accounting Policies (continued)

Derivative Financial Instruments

Warrants issued pursuant to equity offerings that are potentially exercisable on a cashless basis or that have an exercise price denominated in a currency different from the functional currency of the Company resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value, with changes in fair value recognized in the statement of operations and comprehensive income (loss). The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants. Immediately prior to exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant). Any remaining fair value is recorded through the statement of operations and comprehensive income (loss) as part of the change in estimated fair value of derivatives.

The Company has a conversion option embedded in the convertible debentures which requires bifurcation from the host contract and is accounted for as a free standing derivative financial instrument. The conversion feature is recognized in the consolidated statements of financial position at fair value with changes in fair value recognized in the statements of operations and comprehensive income (loss).

The Company uses the Black-Scholes option pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the derivative financial instruments. The impact of changes in key assumptions is described in Note 6.

Reclassification of Amortization of Discounts and Debt Issuance Costs

The Company previously presented amortization of discount on debt and debt issuance costs as a general administrative expense on the Consolidated Statements of Operations and Comprehensive Income (Loss). However, management considers it to be more relevant for the amortization of discount on debt and debt issuance costs to be recorded as interest expense in other income (expense). Prior year comparatives as of February 28, 2021 have been revised by reclassifying $109,210 from general and administrative expense to interest expense in other income (expense).

3.	INTANGIBLE ASSETS

The Company’s intangible assets are comprised of the following:

	Website	Acquired Intellectual Property	Total
Cost
Balance as at February 29, 2020	$14,400	$832,812	$847,212
Additions	-	-	-
Balance as at February 28, 2021	14,400	832,812	847,212
Additions	-	-	-
Balance as at February 28, 2022	$14,400	$832,812	$847,212

Accumulated Amortization			-
Balance as at February 29, 2020	$12,000	$566,165	$578,165
Amortization	2,400	53,899	56,299
Balance as at February 28, 2021	14,400	620,064	634,464
Amortization	-	53,788	53,788
Balance as at February 28, 2022	$14,400	$673,852	$688,252

Carrying Amounts			-
February 28, 2021	$-	$212,748	$212,748
February 28, 2022	$-	$158,960	$158,960

12

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

3.	INTANGIBLE ASSETS (continued)

Acquired intellectual property is comprised of the patents, licenses and intellectual property underlying the Company’s preclinical research programs and potential product candidates.

Amortization of intangible assets has been recorded in research and development expenses.

4.	SHARE CAPITAL

(a)	Authorized Share Capital

As of February 28, 2022, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value.

In January 2020, the Company applied for and subsequently received approval from the TSX Venture Exchange to extend the expiry date of the 4,588,978 common share purchase warrants issued to subscribers pursuant to the private placement of units which closed in May 2019. The Company extended the expiry date of the warrants from May 21, 2023 to May 21, 2024. In addition, the exercise price of $0.60 per share was reduced to $0.36 per share. All other terms of the warrants remained unchanged for the extended exercise period.

In January 2021, the Company completed a private placement of 400,000 common shares, at a price of $0.50 per common share, for gross proceeds of $200,000. The Company incurred share issuance cost of $7,808.

In March, 2021, the Company applied for and subsequently received approval from the TSX Venture Exchange to extend the expiry date of the 5,797,795 common share purchase warrants issued to subscribers pursuant to the private placement of units which closed in April 2017. The Company extended the expiry date of the warrants from April 11, 2021 to April 11, 2022. In addition, the exercise price of $1.00 per share was reduced to $0.85 per share. All other terms of the warrants remained unchanged for the extended exercise period.

In February 2022, the Company completed a private placement of 770,000 common shares, at a price of $0.26 per common share, for gross proceeds of $200,200. The Company incurred share issuance costs of $4,161.

(b)	Warrants

The Company’s warrant activity during the years ended February 28, 2022 and 2021 is summarized in the following table:

	Number of Warrants	Weighted Average Exercise Price
Balance outstanding - February 29, 2020	26,715,012	$0.54
Exercised	(3,480,759)	0.20

Balance outstanding – February 28, 2021	23,234,253	0.59
Issued pursuant to convertible debentures (Note 13)	4,839,048	0.41

Balance outstanding – February 28, 2022	28,073,301	$0.56

13

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

4.	SHARE CAPITAL (continued)

(b) Warrants (continued)

The following table summarizes warrants outstanding and exercisable at February 28, 2022:

Number Outstanding	Exercise Price	Expiry date
5,797,795	$0.85	April 11, 2022
5,083,298	$0.69	May 24, 2023
1,762,179	$0.69	August 12, 2023
4,588,978	$0.36	May 21, 2024
298,222	$0.27	October 31, 2024
23,858	$0.23	October 31, 2022
3,849,923	$0.20	November 8, 2024
960,000	$0.20	November 8, 2024
870,000	$0.20	December 23, 2024
4,839,048	0.41*	December 28, 2023
28,073,301

*	The exercise price of some of the warrants may be adjusted for stock splits or reverse stock splits, dividend distributions, or down round offerings.

The 5,797,795 warrants expired on April 11, 2022 unexercised.

5.	SHARE-BASED COMPENSATION

(a)	Stock Option Plan

Under the Company's Amended Stock Option Plan, most recently approved at the 2017 Annual General Meeting of Shareholders held September 21, 2017, the number of common shares that were reserved for issuance was 10,290,410, representing 11% of the Company's issued outstanding share capital at that date, inclusive of the 200,000 that was reserved under the restricted share unit plan. The plan provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the TSX Venture Exchange guidelines, grant to directors, executive officers, employees and consultants to the Company, non-transferable options to purchase common shares at a price that is not less than the Discounted Market Price (as defined by the rules of the TSX Venture Exchange) on the date of grant. Vesting is provided at the discretion of the Board, and the expiration of options is to be no greater than 10 years from the date of the grant.

In connection with the foregoing, the number of common shares reserved for issuance to any individual director or officer will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for the issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding common shares.

The following table summarizes activity related to the Company’s stock options for the year ended February 28, 2022:

	Number of Options	Weighted Average Exercise Price
Balance at February 29, 2020	5,906,584	$0.46
Granted	2,155,000	0.35
Expired	(347,070)	0.61
Forfeited	(935,930)	0.38
Balance at February 28, 2021	6,778,584	0.43
Granted	1,380,106	0.38
Expired	(175,000)	(1.33)
Forfeited	(295,000)	(0.39)
Balance at February 28, 2022	7,688,690	$0.40

14

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

5.	SHARE-BASED COMPENSATION (continued)

(a)	Stock Option Plan (continued)

In June 2020, pursuant to the terms of its stock option plan, the Company granted 1,645,000 stock options to certain employees, consultants and members of the board of directors. The stock options are exercisable at $0.31 per share, expiring June 30, 2025, subject to various vesting terms.

In January 2021, pursuant to the terms of its stock option plan, the Company granted 510,000 stock options to a member of the board of directors. The stock options are exercisable at $0.50 per share, expiring January 21, 2026, subject to various vesting terms.

In July 2021, pursuant to the terms of its stock option plan and restricted share units plan, the Company granted 1,380,106 stock options to its directors, employees, consultants and members of the board of directors. The stock options are exercisable at $0.38 per share, expiring July 16, 2026, subject to various vesting terms.

The following table summarizes stock options outstanding and exercisable at February 28, 2022:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price

$0.50	510,000	3.90	$0.50	510,000	3.90	$0.50
$0.31	1,445,000	3.34	$0.31	1,445,000	3.34	$0.31
$0.32	1,079,344	2.48	$0.32	1,079,344	2.48	$0.32
$0.27	1,101,240	2.29	$0.27	1,013,740	2.29	$0.27
$0.45	378,000	1.74	$0.45	236,250	1.74	$0.45
$0.47	1,020,000	1.48	$0.47	1,020,000	1.48	$0.47
$0.38	1,380,106	4.38	$0.38	1,357,606	4.38	$0.38
$0.71	510,000	0.76	$0.71	510,000	0.76	$0.71
$0.80	265,000	0.15	$0.80	265,000	0.15	$0.80
	7,688,690	2.72	$0.40	7,436,940	2.70	$0.37

During the year ended February 28, 2022, the Company recognized $440,584 (February 28, 2021: $278,996) in share-based compensation expense of which $401,908 (February 28, 2021: $313,272) has been included in general and administrative expense, and $38,676 has been included in research and development expense, with a recovery of $34,276 included in the year ended February 28, 2021. Share-based compensation expense comprised awards granted to employees and non-employees under the Company's stock option plan.

The estimated fair value of each tranche of options granted to the Company’s employees and directors is calculated at the grant date and amortized on a straight-line basis over the vesting period of the options. The fair value of non-employee awards is estimated at each reporting period until the final measurement date.

The weighted average fair value of the options granted during the year ended February 28, 2022 was $0.24 (February 28, 2021: $0.21). The following table summarizes the weighted average assumptions using Black-Scholes option pricing model for employees, directors and consultants for the respective years ended February 28, 2022 and 2021.

15

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

5.	SHARE-BASED COMPENSATION (continued)

(a)	Stock Option Plan (continued)

	February 28, 2022	February 28, 2021

Exercise price	$0.38	$0.35
Risk-free interest rate	0.79%	0.33%
Expected life	3.5 years	3.6 years
Expected volatility	95.58%	86.89%
Expected dividends	-	-
Forfeiture rate	9.15%	9.56%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate.

(b)	Restricted Share Unit Plan

In December 2016, the Company adopted a restricted share unit plan (the "RSU Plan"), which provides for the grant of restricted share units ("RSUs") to directors, officers, consultants and employees of the Company and its subsidiaries and affiliates ("Participant"). As required by the policies of the TSX Venture Exchange, the RSU Plan is a fixed plan, which originally reserved for issuance a maximum of 248,266 common shares of the Company. In September 2017, the RSU plan was amended to reserve for issuance a maximum of 200,000 common shares of the Company. On the vesting of RSUs, the common shares of the Company will be issued from the same fixed pool as the common shares issued under the Amended Stock Option Plan (see Note 5(a)).

Under the RSU Plan, the Company may grant RSUs to directors, officers, employees and eligible consultants, which entitle each Participant to one common share of the Company on a time vested basis. The fair market value of the RSUs is determined based upon the quoted market price of the Company’s shares on the date of the grant and recognized as compensation cost over the vesting period with a corresponding increase in equity. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs is determined by the board of directors of the Company. As of February 28, 2022, the Company had no restricted share units outstanding.

During the years ended February 28, 2022 and 2021, the Company did not recognize any share-based compensation expense related to RSUs.

6.	DERIVATIVE LIABILITIES

The warrants issued by the Company in May 2018 are recorded as a liability with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). The following is a summary of the fair value of these warrants:

May 2018 Warrants
Balance at February 29, 2020	$392,979
Change in estimated derivative warrant liability	441,202
Balance at February 28, 2021	$834,181
Change in estimated derivative warrant liability	(628,507)
Balance at February 28, 2022	$205,674

16

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

6. DERIVATIVE LIABILITIES (continued)

The following assumptions were used to estimate the fair value of the derivative warrant liability as of February 28, 2022 using the Black- Scholes option pricing model:

February 28, 2022
Annualized volatility	92.05%
Risk-free interest rate	1.37%
Estimated life of warrants in years	1.23
Market price	$0.27
Fair Value per Warrant	$0.04

The warrants issued by the Company in November 2019 are recorded as a liability with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). The following is a summary of the fair value of these warrants:

November 2019 Warrants
Balance at February 29, 2020	$40,441
Change in estimated derivative warrant liability	37,545
Balance at February 28, 2021	$77,986
Change in estimated derivative warrant liability	(28,325)
Balance at February 28, 2022	$49,661

The following assumptions were used to estimate the fair value of the derivative warrant liability as of February 28, 2022 using the Black- Scholes option pricing model:

February 28, 2022
Annualized volatility	105.05%
Risk-free interest rate	1.37%
Estimated life of warrants in years	2.67
Market price	$0.27
Fair Value per Warrant	$0.17

The warrants issued by the Company in June 2021 are recorded as a liability with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). The following is a summary of the fair value of these warrants:

June 2021 Warrants
Balance at February 29, 2020	$-
Change in estimated derivative warrant liability	-
Balance at February 28, 2021	$-
Warrants issued June 2021 (Note 13)	355,457
Change in estimated derivative warrant liability	(185,253)
Balance at February 28, 2022	$170,204

17

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

6.	DERIVATIVE LIABILITIES (continued)

The following assumptions were used to estimate the fair value of the derivative warrant liability as of February 28, 2022 using the Black- Scholes option pricing model:

February 28, 2022
Annualized volatility	48.33%
Risk-free interest rate	1.37%
Estimated life of warrants in years	1.83
Market price	$0.27
Fair Value per Warrant	$0.04

The conversion feature embedded in the convertible debentures is recorded as a liability with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). The following is a summary of the fair value of this conversion feature:

June 2021 Conversion Feature
Balance at February 29, 2020	$-
Change in estimated derivative liability	-
Balance at February 28, 2021	$-
Derivatives issued June 2021 (Note 13)	836,866
Change in estimated derivative liability	(470,367)
Balance at February 28, 2022	$366,499

The following assumptions were used to estimate the fair value of the conversion feature as of February 28, 2022 using the Black-Scholes option pricing model:

February 28, 2022
Annualized volatility	42.69%
Risk-free interest rate	1.37%
Estimated life of derivative in years	1.22
Market price	$0.27
Fair Value per Derivative	$0.04

7.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company's senior management, who are considered to be key management personnel by the Company. Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

During the years ended February 28, 2022 and 2021, the aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or significant influence was as follows:

18

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

7.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

	Transaction Values for the year ended February 28,		Balance outstanding* as of February 28,
	2022	2021	2022	2021
a) Flagship Partners, LLC (a company for which the former Chief Financial Officer ("CFO") is an equity partner), for compensation and benefits for services provided as acting CFO, pursuant to a consulting contract.	-	-	-	23,087

b) Board of Directors' fees	200,448	172,167	291,667	250,144

c) Founders Bridge Advisors, LLC, a company owned by the former CFO, for compensation and benefits for services provided as acting Chief Financial Officer, pursuant to a consulting contract.	32,851	230,282	-	19,691

d) Current CEO of the Company, for services provided as Executive Chair and CEO, pursuant to a consulting contract.	208,800	266,860	18,518	22,093

e) Forest View Consulting, a company owned by the current CFO, for compensation for services provided as acting Chief Financial Officer, pursuant to a consulting contract.	93,960	-	15,777	-

* Balances outstanding include reimbursements outstanding to related parties and are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended February 28, 2022, the Company granted 1,222,606, stock options to directors and officers (February 28, 2021: 1,830,000).

These transactions were in the normal course of operations and have been recorded at their exchange amounts, which is the consideration agreed upon between the related parties.

Compensation of key management personnel, which includes the CEO, CFO and directors of the Company is as follows:

	Year Ended February 28, 2022	Year Ended February 28, 2021
Salaries, consultant fees, director fees, service fees, severance and benefits	$536,059	$669,309
Share-based payments(1)	417,484	304,407
	$953,543	$973,716

(1) Share-based payments are the fair value of options granted and vested to key management personnel during the year.

8.	FINANCIAL INSTRUMENTS AND FAIR VALUES

Financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether change in fair value are recognized in the consolidated statements of operations and comprehensive income (loss).

In establishing fair value, the Company used a fair value hierarchy based on the levels defined below:

•	Level 1 – defined as observable inputs such as quoted prices in active markets.
•	Level 2 – defined as inputs other than quotes prices in active markets that are either directly or indirectly observable.
•	Level 3 – defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

19

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

8.	FINANCIAL INSTRUMENTS AND FAIR VALUES (continued)

The Company has determined the carrying values of its short-term financial assets and liabilities consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term maturities of these financial instruments. As such, as of February 28, 2022 and 2021, there are no significant differences between the carrying value of these amounts and their estimated fair values. The Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. Refer to Note 6 and the Recurring Fair Value Measurements section below for information on the fair value of the derivative warrant liabilities.

Financial Risk Factors

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and cash equivalents, and accounts receivable in the event of non-performance by counterparties but does not anticipate such non-performance. The maximum exposure to credit risk of the Company at the end of the period is the carrying value of its cash, cash equivalents and accounts receivable.

The Company mitigates its exposure to credit risk by maintaining operating bank accounts with highly rated banks in Canada and the United States.

(b)	Interest rate risk

As of February 28, 2022, fluctuations in interest rates are not expected to have significant impact on the Company’s results of operations.

(c)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company initiated operations in the United States in November 2017. The Company has exposure to currency risk from its maintenance of a US dollar bank account and other operating assets and liabilities held in U.S. dollars, as well as from clinical trial work commitments contracted in the U.S. dollar.

Balances in foreign currencies as at February 28, 2022 are as follows:

Foreign Currency
Balances
Cash and cash equivalents	$301,884
Accounts payable and accrued liabilities	(1,103,445)
Net	$(801,561)

The following table details the Company's sensitivity analysis to a 10% decline in the U.S. dollar on foreign currency denominated monetary items by adjusting their translation rate at the consolidated statement of financial position date for a 10% change in foreign currency rates.

For a 10% strengthening of the U.S. dollar against the Canadian dollar, there would be an opposite impact on net income (loss) and comprehensive income (loss) for the year.

Foreign Currency Balances
Cash and cash equivalents	$30,188
Accounts payable and accrued liabilities	(110,345)
Net	$(80,156)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities (see Note 2(d)). The Company manages liquidity risk through the management of its capital structure as outlined in Note 9. As of February 28, 2022, the Company has cash on hand $1,730,766 to meet the current liabilities of $2,989,459 and to fund ongoing operations. As noted in Note 2(d), there are factors which indicate the existence of a material uncertainty that may raise significant doubt about the Company’s ability to continue as a going concern.

20

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

8.	FINANCIAL INSTRUMENTS AND FAIR VALUES (continued)

Financial Risk Factors (continued)

Contractual undiscounted cash flow requirements for contractual obligations as at February 28, 2022 are due as follows:

	Due in 1-3 months	Due in 4-12 months	Due in 1-2 years	Due in >2 years	Total Contractual Cash Flows	Carrying Amount
Accounts payable and accrued liabilities	$1,489,459	$-	$-	$-	$1,489,459	$1,489,459
Convertible debentures	375,000	1,125,000	1,725,000	-	3,225,000	1,901,763
	$1,864,459	$1,125,000	$1,725,000	$-	$4,714,459	$3,391,222

Recurring Fair Value Measurements

As noted above, the carrying values of the Company’s short-term financial assets and liabilities approximate their fair value due to the short- term maturities of these financial instruments. The following table summarizes the Company’s financial instruments measured at fair value on a recurring basis as of February 28, 2022:

	February 28, 2022
	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$1,730,766	$-	$-
Liabilities:
Derivative warrant liabilities	-	-	425,539
Derivative conversion feature	-	-	366,499
Total	$1,730,766	$-	$792,038

The key Level 3 inputs used by management to estimate the fair value are the market price of the Company’s common stock and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $250,847 at February 28, 2022. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $216,031. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $245,473. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $238,178 at February 28, 2022.

There were no changes in valuation techniques or transfers between the fair value measurement levels during the period.

9.	CAPITAL DISCLOSURES

The Company's objective when managing capital is to maintain sufficient working capital on hand for at least 12 months of corporate operations and to sufficiently support the Company's preclinical programs and identify candidates for delivery of therapies across the blood brain barrier. The Company currently has less than 12 months of working capital on hand. As disclosed in Note 2(d), there are factors which indicate the existence of a material uncertainty that may raise significant doubt about the Company’s ability to continue as a going concern. The Company includes all components of equity in the definition of capital. The Company does not have any debt other than trade accounts payable and the convertible debentures.

21

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

9.	CAPITAL DISCLOSURES (continued)

Since inception, funding for the Company has primarily been through the issuance of common shares and warrants, and the Company will continue to seek funding from the sale of common shares or other financings. Management regularly monitors the capital markets to balance the timing of issuing additional equity with the Company’s progress in testing its technology, general market conditions and the availability of capital, but there are no assurances that financings will be completed or that funds will be made available to the Company in the future. The Company also may seek collaborative partners to provide funding for further preclinical and clinical research.

The Company is not subject to externally imposed capital requirements.

10.	CONTRACTUAL COMMITMENTS

XOMA Second Royalty Purchase Agreement

On November 2, 2020, the Company, through its wholly-owned subsidiary, Bioasis Royalty Fund LLC, entered into a Royalty Purchase Agreement (the “XOMA Second Royalty Purchase Agreement”) with XOMA (US) LLC (“XOMA US”). Pursuant to the terms of the XOMA Second Royalty Purchase Agreement, XOMA US paid the Company US$1,200,000 at closing in exchange for the right to receive certain future royalties and Milestone and Selection Payments that the Company is entitled to receive from the Chiesi Group Research Collaboration and License Agreement (see Note 11).

The Company recognized the non-refundable upfront fee of US$1,200,000 as a gain on the sale of royalty rights presented in other income as it has transferred the risks and rewards of ownership of the royalty rights. Under the terms of the XOMA Second Purchase Agreement, the Company does not have an obligation to repay XOMA for any portion of the upfront fee received.

11.	LICENSE AND COLLABORATIVE RESEARCH AGREEMENTS

Prothena License Agreement

On October 29, 2018, the Company entered into a license agreement with Prothena Biosciences Limited (“Prothena”). Under this agreement, the Company granted Prothena a worldwide exclusive license to use the xB3 platform technology in connection with one undisclosed neurodegenerative disease target as well as an option for two additional neuroscience targets to be named by Prothena. Under the terms of the agreement, the Company received a non-refundable upfront payment of US$1 million and may receive up to an additional US$33 million in options exercises, regulatory and commercial milestone payments, plus low single digit additional royalties on net sales from the licensed products. The license is in effect until the expiration of all payment obligations under the agreement.

In April 2020, the Company extended the original license option period until December 31, 2020. On December 8, 2020, the Company extended the original license option period for the Prothena License Agreement by three months from December 31, 2020 to March 31, 2021. In March of 2021, the Company extended the Initial Option Period until May 31, 2021 unless extended for two additional years by Prothena for a fee as described in the agreement, in which case the Option Period would end May 31, 2023. On May 27, 2021, the Company extended the Initial Option Period from May 31, 2021 to July 31, 2021. The option period expired on July 31, 2021.

The option target, milestone and royalty payments represent variable consideration. The Company determined that at this point in time it is remote that any of these payments will be made due to the current state of development of the technology. Therefore, the Company did not record any of the variable consideration as revenue.

Chiesi Group Research Collaboration and License Agreement

On June 29, 2020, the Company entered into a research collaboration and licensing agreement with Chiesi Farmaceutci S.p.A (“Chiesi Group”). Under the terms of this agreement, Chiesi Group received a non-exclusive, worldwide research license to the Company’s xB3 TM BBB technology for research with a focus on four undisclosed lysosomal storage disorders. Under this agreement, the Company received an upfront payment of US$3.0 million upon the transfer of intellectual property and related know-how, which was immediately recognized upon transfer as revenue since these performance obligations were distinct from the other activities in the contract. The Company is also eligible to receive additional commercial license option payments and development, regulatory and commercial milestone payments of up to US$138.0 million, as well as royalty and assignment payments based on sales. The contract shall continue until the expiration of the last- to-expire patent, unless terminated sooner.

22

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

11.	LICENSE AND COLLABORATIVE RESEARCH AGREEMENTS (continued)

Chiesi Group Research Collaboration and License Agreement (continued)

The potential commercial licenses, development, regulatory and commercial milestone payments and royalties and assignment payments based on sales represent variable consideration. The Company determined that, at this point in time, it is remote that any of these payments will be made due to the current state of development of the technology. Therefore, the Company did not record any of the variable consideration as revenue.

Aposense Material Transfer Agreement and Research Collaboration

On March 15, 2021, the Company entered into a material transfer agreement research collaboration with Aposense Ltd (“Aposense”), whose principal place of business is in Israel. The joint arrangement will focus on the delivery of siRNA into the brain. The collaboration was established to progress the discovery and development of new siRNA-based drugs incorporating the Company’s xB3 platform, enabling the treatment of serious neurological conditions. Under the terms of the agreement, Aposense will be responsible for all costs associated with the conjugation of the materials under the arrangement.

Oxyrane UK Ltd Material Transfer and Collaboration Agreement

On June 7, 2021, the Company entered into a research collaboration with Oxyrane UK Ltd (“Oxyrane”). The collaboration focuses on combining the Company’s xB3 technology and Oxyrane’s OxyCAT platform to deliver an undisclosed enhanced enzyme replacement therapy into the brain. Under the terms of the agreement the Company will be responsible for certain costs associated with the research, development and commercialization of the program.

Daiichi Material Transfer Agreement

On July 15, 2021, the Company entered into a material transfer agreement with Daiichi Sankyo Company, Limited (“Daiichi”). Under this agreement, the Company will perform conjugation and seek to deliver Conjugated Compound. Under the terms of the agreement, the Company received a non-refundable, upfront payment of US$30,000. The agreement is effective until earlier of (i) completion of the evaluation, or (ii) 9 months from the effective date. The Company determined that this is a contract with a customer. The performance obligation of the Company is to perform research and development. The revenue related to the performance obligation was recognized on a straight-line basis over time when the services were performed. As of February 28, 2022, there was no deferred revenue related to this agreement.

12.	DEBENTURES

15% Debentures

In November 2019, the Company completed a bridge financing transaction (the “Bridge Financing”) for gross proceeds of $750,765. Under the Bridge Financing, the Company issued unsecured debentures (the “15% Debentures”) to a group of investors. The 15% Debentures had a term of five years and bore interest at a rate of 15% per annum, payable on a quarterly basis. Starting on the first anniversary of the issuance of the 15% Debentures, the Company had the right to redeem the 15% Debentures, in whole or in part from time to time, for cash, at a redemption price initially equal to par plus 5% with the premium declining by 1% each year (resulting in a redemption price equal to par plus 2% in the final year of the five-year term).

If an event of default occurred, as defined in the 15% Debentures agreement, at the option of the Lender, the entire unpaid principal balance of the 15% Debentures, plus all accrued and unpaid interest and any other amounts owed, would become immediately due and payable. Any event of default under this unsecured debenture may be waived at any time by the Lender. An event of default was waivable if the holders of at least two-thirds of the aggregate outstanding principal amount of the 15% Debentures agreed to waive such an event.

The Company had the option of satisfying some or all of the interest payable on any interest payable date by issuing common shares of the Company in lieu of paying such interest in cash (“Interest Payment Election”). The number of common shares payable would equal (i) the aggregate amount of interest in respect of which the Company has elected to exercise the Interest Payment Election divided by (ii) the Market Price (as defined under TSX Venture Exchange rules) of the common shares on such interest payment date. If any fractional shares would be issued as a result of the calculation, the number of common shares to be issued would be rounded down to the nearest whole number.

23

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

12. DEBENTURES (continued)

15% Debentures (continued)

Each investor in the Bridge Financing also received warrants to purchase common shares of the Company (the “Bonus Warrants”) on the basis of 5,128 Bonus Warrants for every $1,000 in principal of 15% Debentures purchased resulting in the issuance of 3,849,923 Bonus Warrants. Each Bonus Warrant entitles the holder, thereof, to purchase one common share of the Company at a price of $0.195 per share for a period of five years. An acceleration clause provided that if any principal amount of the 15% Debenture was repaid or reduced prior to the one year anniversary of the date on which the 15% Debenture was originally issued, the expiry time shall be automatically amended to be the later of the (a) anniversary date and (b) 30 days from the date of the repayment or reduction of the principal amount of the 15% Debenture.

The Company incurred issuance costs of $217,815 related to this transaction of which $206,812 was allocated to the 15% Debentures and

$11,003 was allocated to the warrants.

As part of the transaction, the placement agent was issued 960,000 broker warrants to purchase common shares of the Company at a price of $0.195 per share for a period of 60 months, with similar terms as the Bonus Warrants. The estimated fair value of the broker warrants was $134,989.

The Company recorded the $712,839 liability component of the 15% Debentures based on the estimated fair value of the liability component and allocated the remaining residual of $37,926 to the Bonus Warrants.

In January 2020, the Company satisfied its obligation to pay $16,352 in interest to the holders of its 15% Debentures on December 31, 2019 by issuing 65,403 common shares of the Company. The common shares were issued at a deemed price of $0.25 per share in full satisfaction of the December 31 interest payment obligation in accordance with the terms of the 15% Debentures.

On April 6, 2020, the Company redeemed all of its outstanding 15% Debentures issued November 8, 2019 at a price equal to 110% of the principal amount of the 15% Debentures (the “Redemption Price”). All of the holders of the 15% Debentures participated in the transaction. The Company settled the Redemption Price through the issuance of common shares at a price of $0.20 per share. The aggregate outstanding principal amount of the 15% Debentures was $750,765, and therefore the aggregate Redemption Price was $825,842 and the number of common shares issued in settlement of the Redemption Price was 4,129,207. The remaining balances in the discount and debt issuance costs were written off as part of the extinguishment. On April 6, 2020 the Company’s common shares were trading at $0.16 per share resulting in the Company incurring a loss on extinguishment of $138,089.

In April 2020, the Company satisfied its obligation to pay $28,077 in interest to the holders of its 15% Debentures on March 31, 2020 by issuing 155,976 common shares of the Company. The common shares were issued at a price of $0.18 per share in full satisfaction of the March 31, 2020 interest payment obligation in accordance with the terms of the 15% Debentures.

On October 14, 2020, the Company irrevocably waived the acceleration clause for the Bonus Warrants in connection with the redemption of the 15% Debentures that was completed on April 6, 2020. Accordingly, the expiration of the Bonus Warrants continues to be November 8, 2024.

7.5% Debentures

On December 23, 2019, the Company completed a second bridge financing transaction (the “Second Bridge Financing”) for gross proceeds of $696,152. Under the Second Bridge Financing, the Company issued unsecured debentures (the “7.5% Debentures”) to a group of investors. The 7.5% Debentures had a term of one year and bore interest at a rate of 7.5% per annum, payable semi-annually in arrears. The principal amount of the 7.5% Debentures, and any accrued and unpaid interest thereon, was repayable in full in the event that the Company raised an aggregate of $696,000 (excluding any proceeds raised from the Second Bridge Financing) through financing, licensing or other business development activities (each an “Additional Financing Event”), within 14 days following the public announcement that the Company has received such proceeds from any such Additional Financing Event.

If an event of default occurred, as defined in the 7.5% Debentures agreement, at the option of the Lender, the entire unpaid principal balance of the 7.5% Debentures, plus all accrued and unpaid interest and any other amounts owed, would become immediately due and payable. Any event of default under this unsecured debenture may be waived at any time by the Lender. An event of default was waivable by the holders if at least two-thirds of the aggregate outstanding principal amount of the 7.5% Debentures agreed to waive such an event.

24

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

12.	DEBENTURES (continued)

7.5% Debentures (continued)

The Company had the option of satisfying some or all of the interest payable on any interest payable date by issuing common shares of the Issuer in lieu of paying such interest in cash (“Interest Payment Election”). The number of common shares payable would equal (i) the aggregate amount of interest in respect of which the Company has elected to exercise the Interest Payment Election divided by (ii) the Market Price (as defined under TSX Ventures Exchange rules) of the common shares on such interest payment date. If any fractional shares would be issued as a result of the calculation, the number of common shares to be issued would be rounded down to the nearest whole number.

Each investor in the Second Bridge Financing also received warrants to purchase common shares of the Company (the “Second Bonus Warrants”) on the basis of 5,000 Second Bonus Warrants for every $1,000 in principal of 7.5% Debentures purchased resulting in the issuance of 3,480,759 Second Bonus Warrants. Each Second Bonus Warrant entitles the holder, thereof, to purchase one common share of the Company at a price of $0.20 per share for a period of one year.

The Company incurred issuance costs of $185,147 related to this transaction of which $160,585 was allocated to the 7.5% Debentures and

$24,562 was allocated to the warrants.

The Company recorded the $603,798 liability component of the 7.5% Debentures based on the estimated fair value of the liability component and allocated the remaining residual value of $92,354 to the Second Bonus Warrants.

As part of the transaction, the placement agent was issued 870,000 broker warrants to purchase common shares of the Company at a price of $0.20 per share on consistent terms with the Second Bonus Warrants, except the term of the warrants will be five years rather than one year.

On June 23, 2020, the Company satisfied its obligation to pay $26,177 in interest to the holders of its 7.5% Debentures by issuing 104,708 common shares of the Company. The common shares were issued at a deemed price of $0.25 per share in full satisfaction of the June 23 interest payment obligation in accordance with the terms of the 7.5% Debentures.

Subsequent to the closing of the Chiesi Group agreement, which qualified as an Additional Financing Event under the terms of the 7.5% Debentures, on July 10, 2020, the Company redeemed all of its outstanding 7.5% Debentures, issued December 23, 2019. The aggregate outstanding principal amount of the 7.5% Debentures was $696,152. In addition, as of the repayment date, the Company satisfied its obligation to pay $5,436 in interest to the holders of its 7.5% Debentures in full satisfaction of the remaining interest payment obligation in accordance with the terms of the 7.5% Debentures. The remaining balances in the discount and debt issuance costs were written-off as part of the extinguishment. The Company incurred a loss on extinguishment of $105,975.

13.	CONVERTIBLE DEBENTURES

On June 22, 2021, the Company entered into a convertible security funding agreement with Lind Global Macro Fund, LP, an entity managed by The Lind Partners, a New York-based institutional investment management firm (together, “Lind”). Under the terms of the Agreement, the Company may issue to Lind convertible securities in the principal amount of up to $10,000,000. On June 29, 2021, pursuant to the Agreement, Lind made an initial investment of $3,000,000, less a commitment fee of $90,000, in exchange for a convertible security (the “First Convertible Security”) with a face value of $3,600,000 (the “Face Value”), representing a principal amount of $3,000,000 (the “Principal Amount”) and a pre-paid interest amount of $600,000 (the “Pre-Paid Interest”). Commencing 180 days from closing, the Company will begin repaying the First Convertible Security in $125,000 installments. On December 23, 2021, the Company repaid its first installment of $125,000. Pre-Paid Interest will accrue monthly at $20,000 per month, and once accrued, Lind will have the option, once every 90 days, to convert accrued Pre-Paid Interest into common shares of the Company at 90% of the market closing price on the day immediately prior to the conversion.

Lind will be restricted from selling any of the Company’s shares it receives in connection with the First Convertible Security for a period of four months and a day from the date of issuance of the First Convertible Security, and is prohibited from short selling the Company’s shares during the term of the Agreement. After the initial four month period, Lind will have the right to convert any portion of the Principal Amount into common shares of the Company at a price per share of $0.31 (the “Conversion Price”).

25

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

13.	CONVERTIBLE DEBENTURES (continued)

The Agreement also includes an option for the Company to receive additional investments from Lind of up to $7,000,000, in exchange for a convertible security with similar terms to the First Convertible Security, subject to mutual agreement and TSX Venture Exchange approval.

The Company has the option to buy back the outstanding convertible securities in cash at any time. If the Company exercises the buyback option, Lind will have the option to convert (i) up to 33.3% of the outstanding Principal Amount at the Conversion Price, and (ii) up to 100% of the then-accrued Pre-Paid Interest into common shares of the Company. The Company concluded that the conversion option was an embedded derivative that required bifurcation as a derivative liability due to the contingency that the Company could be required to pay cash for the conversion.

As part of the First Convertible Security financing, the Company issued Lind 4,839,048 warrants exercisable for a term of 30 months at an exercise price of $0.41 per share. The Company will have the right to accelerate the expiry date of a certain number of warrants, subject to certain conditions, including that no event of default has occurred, as follows: (i) if the Company’s shares trade above $1.27 for 30 consecutive days, the Company can accelerate the expiry date of 50% of the warrants; and (ii) if the Company’s shares trade above $1.80 for 30 consecutive days and the First Convertible Security then outstanding (along with all outstanding accrued pre-paid interest) has been fully repaid or converted, then the Company can accelerate the expiry of all of Lind’s remaining warrants. Any warrant exercise proceeds will be applied to the outstanding Principal Amount of the First Convertible Security. The exercise price is subject to adjustment if shares are issued at a price less than 95% of the market price. As a result, the warrants do not meet the criteria to be classified as equity and have been bifurcated and accounted for as a derivative liability.

The Company incurred total issuance costs of $185,427 related to this transaction, including $95,000 for commitment and legal fees paid directly to the lender.

As of the transaction date, the Company recorded $1,807,677 to the liability component of the convertible debentures, a warrant liability of

$355,457 and a conversion liability of $836,866 liability based on their estimated fair values. The fair values of the debt component of the convertible debentures, conversion feature and warrant derivative liabilities at their initial recognition required the use of significant management estimates, including estimates of the Company's cost of borrowing and the expected volatility of the Company's stock price.

14.	FINANCING ACTIVITIES

U.S. Small Business Administration Paycheck Protection Program Note Payable

On June 5, 2020, the Company’s US subsidiary, Bioasis Biosciences Corporation, received loan proceeds of US$89,500 from the US Federal Payroll Protection Program (“PPP”), under the CARES Act. The PPP loan is a two-year unsecured note, subject to final regulations, which bears interest at 1.0% per annum. Repayment of the PPP loan is deferred for the first ten months of the loan. Forgiveness of all or a portion of the PPP loan was contingent upon the Company using at least 60% of the proceeds to fund its payroll and benefit costs for the 24-week period immediately following the receipt of funds. The loan was accounted for as a financial liability on the consolidated statements of financial position. In February 2021, the Company applied for full forgiveness of the PPP loan. On June 28, 2021, the lender notified the Company that the entire balance of the loan was forgiven.

15.	INCOME TAXES

The provision for (recovery of) income taxes differs from the amount that would have resulted in applying Canadian federal and provincial statutory tax rates as follows:

26

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

15. INCOME TAXES (continued)

	Year Ended February 28, 2022	Year Ended February 28, 2021
Income (loss) before income taxes at statutory rates	$(2,960,092)	$698,410
Statutory tax rate	27.00%	27.00%
Expected income tax expense (recovery) at statutory rates	$(799,225)	$188,571

Effect of difference in foreign tax credit - for the current year	-	-
Non-deductible	378,865	87,730
Other timing differences	(407,448)	86,378
Net change in deferred tax assets not recognized	827,808	(362,679)
Income tax expense	$0	$-

	February 28, 2022	February 28, 2021
Deferred income tax assets (liabilities):
Non-capital losses carried forward	$7,779,858	$6,882,676
Property and equipment	14,468	14,226
Intangible assets	83,443	78,829
Warrant derivative	213,850	246,285
Debentures	15,350	23,382
Scientific research and experimental development	81,661	81,661
Share issuance costs	31,602	65,365
	$8,220,232	$7,392,424
Deferred tax assets not recognized	(8,220,232)	(7,392,424)
Net deferred income tax assets	$-	$-

As of February 28, 2022, the Company has non-capital losses of approximately $28,382,000 (2021: $25,109,000) in Canada and $409,000 (2021: $362,000) in the United States that may be carried forward to apply against future years income tax subject to final determination by taxation authorities and expiring as follows:

27

BIOASIS TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 28, 2022 and 2021

(All amounts expressed in Canadian dollars)

15. INCOME TAXES (continued)

Fiscal year ending	2028	$104,931
Fiscal year ending	2029	87,107
Fiscal year ending	2030	128,308
Fiscal year ending	2031	1,490,043
Fiscal year ending	2032	1,934,326
Fiscal year ending	2033	2,048,938
Fiscal year ending	2034	2,697,163
Fiscal year ending	2035	2,233,710
Fiscal year ending	2036	1,822,785
Fiscal year ending	2037	1,536,723
Fiscal year ending	2038	3,767,899
Fiscal year ending	2039	3,510,145
Fiscal year ending	2040	4,109,566
Fiscal year ending	2041	-
Fiscal year ending	2042	3,319,731
		$28,791,375

16.	EMPLOYEE BENEFITS

Employee benefits included in general and administrative expenses, research and development expenses and cost of sales are as follows:

	February 28, 2022	February 28, 2021
General and administrative	$117,976	$124,873
Research and development	140,179	193,267
Total	$258,155	$318,140

17.	CONTINGENCIES

A claim for damages relating to a contract dispute for a terminated employee of US$137,500 plus legal fees and punitive damages was filed in January 2021 against the Company. In September 2021, the Company reached a settlement on the contract dispute. In connection with the settlement, the Company recorded US$75,000 ($93,349) in settlement of contract dispute on the consolidated statements of operations. In exchange for the settlement payment, the terminated employee unconditionally releases and forever discharges the Company, and each of the Company’s entities, from any and all claims.

In February 2021, the Company issued 300,000 common shares with a fair value of $144,000 as settlement for a claim brought against the Company with regard to a contract dispute over the applicability of a finder’s fee that arose amongst the parties.

18.	SUBSEQUENT EVENTS

Janssen Biotech, Inc. Research Collaboration Agreement

On April 11, 2022, the Company entered into a research collaboration with Janssen Biotech, Inc., one of the Pharmaceutical Companies of Johnson & Johnson. Under the terms of the agreement, Janssen will have the option to research, develop and commercialize novel products based on the Company’s xB3 technology. The agreement was facilitated by Johnson & Johnson Innovation.

Neuramedy Co Ltd Research Collaboration and License Agreement

On May 10, 2022, the Company entered into a research collaboration and license agreement with Neuramedy Co Ltd (“Neuramedy”), of Seoul, Korea. Neuramedy is a biotech company researching and developing innovative solutions for neurodegenerative diseases. Under the terms of the agreement, Neuramedy has obtained worldwide rights to research, develop and commercialize an xB3TM version of its antibody, Tomaralimab, directed at the Toll-like receptor 2. Tomaralimab is currently in development for the treatment of Parkinson’s disease and Multiple System Atrophy. The Company will receive an upfront payment and may receive an additional US$72 million in milestone payments and a royalty on net sales.

28